Pacific Ventures Group, Inc.

117 West 9th Street, Suite 316

Los Angeles, CA 90015

January 30, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Pacific Ventures Group, Inc.
Registration Statement on Form S-1
File No. 333- 228936

Acceleration Request

Requested Date: February 4, 2019

Requested Time: 9:30 a.m. Eastern Standard Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Act”), Pacific Ventures Group, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) under the Act at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter.

The Company and its management understand and acknowledge that they are responsible for. the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Commission’s staff. Please call Lawrence R. Lonergan, Esq. of The Lonergan Law Firm, LLC at (973) 641-4012 to confirm the effectiveness of the Registration Statement or with any questions.

Respectfully submitted,

Pacific Ventures Group, Inc.

By:	/s/ Shannon Masjedi
Name:	Shannon Masjedi
Title:	Chief Executive Officer

cc:	Lawrence R. Lonergan, Esq.
Email: llonergan@wlesq.com